UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*
MakeMusic, Inc.
(Name of Issuer)
Common Stock, $.01 Par Value
(Title of Class of Securities)
56086P 20 2
(CUSIP Number)
LaunchEquity Partners, LLC
Attn: Jeffrey A. Koch
8585 East Hartford Drive
Suite 400
Scottsdale, Arizona 85255
(480) 563-3997
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: LaunchEquity Partners I, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: LEAP Holdings, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: LaunchEquity Acquisition Partners, LLC - Education Partners

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		285,619

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		285,619

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	285,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: LaunchEquity Acquisition Partners, LLC - Education Partners I

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		129,789

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		129,789

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	129,789

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: Broadway Advisors, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Arizona

	7	SOLE VOTING POWER:

NUMBER OF		415,408

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		415,408

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	415,408

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	56086P 20 2

1	NAMES OF REPORTING PERSONS: Jeffrey A. Koch

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		415,408

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		415,408

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	415,408

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2006 (the “Schedule 13D”) by LaunchEquity Partners, LLC, LaunchEquity Partners I, L.P., and LEAP Holdings, L.P. with respect to the Common Stock, par value $.01 per share, of MakeMusic, Inc., a Minnesota corporation (the “Issuer”). All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “This Schedule 13D is being jointly filed by the following persons: (i) LaunchEquity Partners I, L.P., an Arizona limited partnership (“LEP”); (ii) LEAP Holdings, L.P., an Arizona limited partnership (“LEAP Holdings”); (iii) LaunchEquity Acquisition Partners, LLC — Education Partners, a Delaware limited liability company (“LEAP Partners”); (iv) LaunchEquity Acquisition Partners, LLC — Education Partners I, a Delaware limited liability company (“LEAP Partners I”); (v) Broadway Advisors, LLC, an Arizona limited liability company (the “Manager”); and (vi) Jeffrey A. Koch, an individual (“Koch”). LEP, LEAP Holdings, LEAP Partners, LEAP Partners I, the Manager, and Koch are together referred to as the “Reporting Persons.” The Reporting Persons have entered into an Amended and Restated Joint Filing Agreement, dated as of December 13, 2006, a copy of which is attached hereto as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly. The address of the principal executive offices of each of the Reporting Persons is 8585 East Hartford Drive, Suite 400, Scottsdale, Arizona 85255.
     The Manager is the manager of each of LEAP Partners and LEAP Partners I. The principal business activity of the Manager is to act as manager of private limited liability companies. The principal business activity of each of LEAP Partners and LEAP Partners I is investing in other companies.
     Koch is the manager of the Manager. The business address of Koch is 8585 East Hartford Drive, Suite 400, Scottsdale, Arizona 85255. The present principal occupation of Koch is as manager of the Manager. Koch is a U.S. citizen.
     During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.”
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “LEAP Partners and LEAP Partners I received an aggregate of 415,408 shares of the Common Stock as a capital contribution from their members.”
Item 5. Interest in Securities of the Issuer
Items 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon 3,947,562 shares outstanding as of October 24, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.

     The Manager, as the manager of LEAP Partners, has the power to direct the voting and disposition of the Common Stock owned by LEAP Partners. As a result, the Manager may be deemed to beneficially own any shares of Common Stock owned by LEAP Partners.
     The Manager, as the manager of LEAP Partners I, has the power to direct the voting and disposition of the Common Stock owned by LEAP Partners I. As a result, the Manager may be deemed to beneficially own any shares of Common Stock owned by LEAP Partners I.
     As the sole manager of the Manager with the power to direct the voting and disposition of the Common Stock beneficially owned by the Manager, Koch may be deemed to beneficially own any shares of Common Stock that the Manager may beneficially own or be deemed to beneficially own.
     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) LEAP Partners and LEAP Partners I received an aggregate of 415,408 shares of the Common Stock on November 1, 2006 as a capital contribution from their members.
     (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.
     (e) LEP and LEAP Holdings each ceased to be the beneficial owner of more than five percent of the Common Stock on November 1, 2006.”
Item 7. Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “A. Amended and Restated Joint Filing Agreement, dated December 13, 2006, among LEP, LEAP Holdings, LEAP Partners, LEAP Partners I, the Manager, and Koch.”

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 28, 2006

LAUNCHEQUITY PARTNERS I, L.P.

By: Broadway Advisors, LLC
Its: General Partner

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Manager

LEAP HOLDINGS, L.P.

By: Broadway Advisors, LLC
Its: General Partner

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Manager

LAUNCHEQUITY ACQUISITION PARTNERS, LLC - EDUCATION PARTNERS

By: Broadway Advisors, LLC
Its: Manager

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Manager

LAUNCHEQUITY ACQUISITION PARTNERS, LLC - EDUCATION PARTNERS I

By: Broadway Advisors, LLC
Its: Manager

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Manager

BROADWAY ADVISORS, LLC
By:	/s/ Jeffrey A. Koch
Name:	Jeffrey A. Koch
Its: Manager

/s/ Jeffrey A. Koch
JEFFREY A. KOCH